UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/C
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Vodafone Group Public Limited Company
(Name of Subject Company (Issuer))

Vodafone Group Public Limited Company
(Names of Filing Persons (Offeror))

Ordinary shares of $0.10 each
American Depositary Shares
(Title of Class of Securities)

Ordinary Shares (GB0007192106)
American Depositary Shares (92857W100)
(CUSIP Number of Class of Securities)

Vodafone House
The Connection
Newbury, Berkshire RG14 2FN
England
Tel: 011 44 1635 33251

with a copy to

Lawrence Vranka, Jr.
Linklaters
One Silk Street
London EC2Y 8HQ
Tel: 011 44 20 7456 2000
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable	Not applicable

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Field:
☒
Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issue tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

In the United States, Vodafone Group Plc ("Vodafone") will file a Tender Offer Statement on Schedule TO containing the Circular to Shareholders, an election form and a B Share letter of transmittal and other related documentation with the SEC. Free copies of the Schedule TO and the other related documents filed by Vodafone in connection with the return of cash will be available from the date that the Circular to Shareholders is mailed to shareholders (including holders of American Depositary Receipts) on the SEC's website at http://www.sec.gov.

EXHIBIT INDEX

99.(1)	Press release dated May 30, 2006 announcing the financial results of Vodafone Group Plc for the financial year ended March 31, 2006